SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g)
of the Securities Exchange Act of 1934 or Suspension of Duty
to File Reports under Sections 13 and 15(d) of the Securities
Exchange Act of 1934.

Commission File - Number  333-129704-04

                            Popular ABS, Inc.
(Exact name of registrant as specified in its charter)

103 Springer Building, 3411 Silverside Road,
Wilmington, Delaware 19810; (302) 478-6160
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Popular ABS Mortgage Pass-Through Trust 2007-A
Class A-1, Class A-2, Class A-3,
Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8
(Title of each class of securities covered by this Form)

                                            None
Titles of all other classes of securities for which a duty
to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Exchange Act of 1934, Popular ABS, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  January 16, 2008                         By: /s/ Alberto Paracchini
Alberto Paracchini,
Chief Financial Officer